FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2006

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed second quarter results ended March 2006, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi

Form S-8 Version


1st
2nd
3rd
4th

conformed quarter results and half-year ended March 2006

Sappi is the world's leading producer of coated fine paper



■	Coated fine paper	63%
■	Uncoated fine paper	5%
■	Coated specialities	9%
■	Packaging and newsprint	9%
■	Pulp	12%
■	Other	2%

Sales by product group *



■	North America	30%
■	Europe	41%
■	Southern Africa	16%
■	Asia and other	13%

Sales: where the product is sold *



■	North America	29%
■	Europe	45%
■	Southern Africa	26%

Sales: where the product is manufactured *



■	South Africa	50%
■	North America	40%
■	Europe and ROW †	10%

Geographic ownership **

*   for the six months ended March 2006
** Estimate as at 31 March 2006
†   Rest of World

magno   **HannoArt**   Lustro   **royal**   next**generation**

financial highlights

- Strong demand growth

- Headline EPS 5 US cents; EPS 4 US cents

- Limited price increase realisation

- Continued input cost pressure

- Strong Rand depresses earnings

- 19 US cents plantation fair value gain

summary

	Quarter ended			Half-year ended	
	March 2006	Dec 2005	March 2005**	March 2006	March 2005**
Sales (US$ million)	1,256	1,175	1,230	2,431	2,486
Operating profit (US$ million)	59	49	55	108	67
Operating profit to sales (%)	4.7	4.2	4.5	4.4	2.7
EBITDA (US$ million) *	176	163	180	339	317
EPS (US cents)	4	–	18	4	10
Headline EPS (US cents) *	5	1	20	6	30

* Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms.

** Comparative amounts have been restated to take into account the effect of the adoption of International Financial Reporting Standards (Refer to note 2).

Somerset   McCoy   AVALON   Typek   enigma

comment

Our performance continued to be disappointing in the quarter with the non-cash fair value plantation credit lifting an otherwise negative result to a net profit of US$9 million compared to US$40 million a year earlier.

In general, demand levels for our products have been strong and the primary reasons for our weak performance were rising input costs and unplanned maintenance at our Somerset and Ngodwana mills as well as poor output at several mills.

By the end of the quarter we had realised slightly higher prices in Europe and in North America.

Group sales were US$1.3 billion for the quarter, an increase of US$26 million compared to the year earlier mainly as a result of a 3% increase in volume.

Escalating energy prices together with high wood and chemicals prices impacted our pre-tax results by US$7 million compared to the prior quarter and US$38 million compared to a year earlier. Rising pulp prices, which affect the European business are usually compensated by pulp sales from the South African business, but this was offset this quarter by the strengthening of the Rand.

The fair value adjustment on plantations, net after fellings, was US$60 million before tax for the quarter. This is significantly higher than the US$7 million gain reported in the prior quarter and the US$3 million gain a year ago, as a result of higher hardwood pulpwood prices in the quarter. These adjustments cannot continue indefinitely and we may expect a reversal at some time in the future.

We recorded a pre-tax charge for the closure of Nash mill (UK) of US$10 million. No revaluation was made for the potential development value of the land. The mill's customers will in future be supplied from other Sappi operations and the closure is not expected to have a significant impact on operating profit.

Our operating profit for the quarter was US$59 million compared to US$55 million a year ago and US$49 million in the prior quarter.

The tax of US$19 million for the quarter represents an effective rate of 68%. The high effective tax rate is a result of unrelieved tax losses in certain countries. This will only change when profitability improves in those countries. It was, however, lower than the prior quarter which included tax on the dividend (secondary tax on companies). The equivalent quarter last year was impacted by a tax credit resulting from the reduction of the South African tax rate from 30% to 29%.

Headline earnings for the quarter were 5 US cents and earnings per share were 4 US cents. In the equivalent quarter last year, headline earnings were 20 US cents and earnings per share were 18 US cents.

cash flow

Cash generated by operations was US$117 million compared to US$172 million a year ago, a reduction of US$55 million mainly as a result of lower profits excluding fair value adjustments. Working capital increased by US$33 million in the quarter (second quarter 2005: US$104 million).

The annual dividend of US$68 million which was declared in November 2005 was paid in the quarter.

Capital expenditure for the quarter was US$67 million, representing 68% of the depreciation charge for the period. We expect a similar level for the full year.

operating review for the quarter

Sappi Fine Paper

	Quarter ended March 2006 US$ million	Quarter ended March 2005 US$ million	% change	Quarter ended Dec 2005 US$ million
Sales	1,018	982	3.7	943
Operating (loss) profit	(6)	24	–	15
Operating (loss) profit to sales (%)	(0.6)	2.4	–	1.6

Despite strong sales volumes, which were up approximately 9% compared to a year ago, the business recorded an operating loss of US$6 million in the quarter. Against a background of increasing raw material and energy input costs, achieving higher prices and managing the realisation of better margins remains a key issue in each of the regions.

Europe

	Quarter ended March 2006 US$ million	Quarter ended March 2005 US$ million	% change (US$)	% change (Euro)	Quarter ended Dec 2005 US$ million
Sales	569	571	(0.4)	9.0	520
Operating profit	6	23	(73.9)	(71.5)	14
Operating profit to sales (%)	1.1	4.0	–	–	2.7

Demand for our products remains strong, particularly in Germany and eastern Europe, and our sales volume was up 7.5% compared to a year earlier. Realisation of our price increase has not been sufficient to offset the rise in our input costs (led by energy and wood costs), resulting in unacceptable margins.

North America

	Quarter ended March 2006 US$ million	Quarter ended March 2005 US$ million	% change	Quarter ended Dec 2005 US$ million
Sales	367	339	8.3	345
Operating (loss) profit	(10)	1	–	1
Operating (loss) profit to sales (%)	(2.7)	0.3	–	0.3

Our sales volume increased strongly relative to a year earlier and the prior quarter but high input costs and product mix diminished the impact of higher prices and put further pressure on our margins. The slower than planned achievement of the Muskegon restructuring benefits resulted mainly from a slower ramp up of output and changes to the product range. These savings will take until the end of the year to achieve. Significant production cost variances arising from unplanned production issues have also impacted our margins.

operating review for the quarter (continued)

Fine Paper South Africa

	Quarter ended March 2006 US$ million	Quarter ended March 2005 US$ million	% change (US$)	% change (Rand)	Quarter ended Dec 2005 US$ million
Sales	82	72	13.9	18.2	78
Operating loss	(2)	–	–	–	–
Operating loss to sales (%)	(2.4)	–	–	–	–

Sales volumes in the domestic market remained strong in the quarter and export volumes increased.
The strong Rand contributed to competitive pricing in the domestic market and put pressure on margins.

Forest Products

	Quarter ended March 2006 US$ million	Quarter ended March 2005 US$ million	% change (US$)	% change (Rand)	Quarter ended Dec 2005 US$ million
Sales	238	248	(4.0)	(0.4)	232
Operating profit	69	32	115.6	123.9	37
Operating profit to sales (%)	29.0	12.9	–	–	15.9

Demand for chemical cellulose continues to be strong and in the domestic market demand for our other products was generally buoyant. The underlying performance of this business was unfavourably affected by unplanned production stoppages at several mills resulting in reduced output and higher operating costs. The strong Rand more than offset the effect of rising pulp prices and the exchange rate continues to affect margins in the containerboard business. Pulp prices (NBSK) increased by US$30 per ton by the end of the quarter relative to the prior quarter end. There has been another NBSK pulp price increase announced subsequent to the quarter end.

The operating profit includes US$60 million of plantation fair value adjustment net of fellings.

Subsequent to the quarter we announced our intention to sell a 25% interest in our plantation land (without the trees) to a black economic empowerment consortium for approximately US$36 million, which will be vendor financed. We expect benefits to accrue from the consortium's identification and development of opportunities on the unplantable land, which makes up 36% of the total.

operating review for the quarter (continued)

outlook

Demand for our products continues to be positive and the global coated fine paper industry operating rate is at one of the highest levels seen in at least the last 15 years.

We have already identified significant cost improvements and operating efficiencies which without any benefit of price increases could substantially improve earnings. These improvements are being addressed vigorously and are likely to start having an impact towards the end of the financial year.

In the current cost environment, our pricing model in many markets has led to a significant proportion of business being conducted at unprofitable levels. We are in the process of changing this. Furthermore, we are limiting the time horizon on which we will commit prices. We are evaluating the effectiveness and the costs of our distribution model and will be working with our distribution partners to streamline the supply chain. During this process, average selling prices should continue to rise.

To reverse the trend of continuing consumption of cash, we have cut back capital expenditure and we will rigorously manage our working capital – in particular our finished goods inventories, and will curtail manufacturing operations whenever necessary to ensure that we operate to our customers' requirements at a normalised inventory holding.

We do not expect to see much impact from our turnaround actions next quarter and are likely to see a similar underlying result to the current quarter.

changes of directors

As previously announced, Jonathan Leslie resigned as Chief Executive of the group on 5 March 2006.

Sir Nigel Rudd was appointed a non-excutive director of Sappi Limited with effect from 3 April 2006.

On behalf of the Board

E van As	D G Wilson	
Director	Director	8 May 2006

sappi limited

(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

conformed financial results

for the quarter and half-year ended March 2006
Form S-8 Version

group income statement

	Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	% change	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	% change	Restated Reviewed Year ended Sept 2005 US$ million
Sales	1,256	1,230	2.1	2,431	2,486	(2.2)	5,018
Cost of sales	1,098	1,079		2,140	2,193		4,507
Gross profit	158	151	4.6	291	293	(0.7)	511
Selling, general and administrative expenses	87	91		170	178		361
	71	60		121	115		150
Other expenses	12	5		13	48		259
Operating profit (loss)	59	55	7.3	108	67	61.2	(109)
Net finance costs	31	24		58	45		80
Net paid	33	31		65	64		125
Capitalised	–	(1)		(1)	(1)		(1)
Net foreign exchange gains	(3)	(1)		(4)	(3)		(5)
Change in fair value of financial instruments	1	(5)		(2)	(15)		(39)
Profit (loss) before tax	28	31	(9.7)	50	22	127.3	(189)
Taxation – current	7	12		15	20		45
– deferred	12	(21)		26	(20)		(50)
Net profit (loss)	9	40	(77.5)	9	22	(59.1)	(184)
Earnings (loss) per share (US cents)	4	18		4	10		(81)
Weighted average number of shares in issue (millions)	226.0	225.6		225.9	225.8		225.8
Diluted earnings (loss) per share (US cents)	4	18		4	10		(81)
Weighted average number of shares on fully diluted basis (millions)	227.0	226.8		226.7	227.1		226.7

group balance sheet

	Reviewed March 2006 US$ million	Restated Reviewed Sept 2005 US$ million
ASSETS		
Non-current assets	4,305	4,244
Property, plant and equipment	3,307	3,333
Plantations	690	604
Deferred taxation	71	70
Other non-current assets	237	237
Current assets	1,517	1,645
Inventories	765	711
Trade and other receivables	556	567
Cash and cash equivalents	196	367
Total assets	5,822	5,889
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,550	1,589
Non-current liabilities	2,492	2,547
Interest-bearing borrowings	1,503	1,600
Deferred taxation	402	367
Other non-current liabilities	587	580
Current liabilities	1,780	1,753
Interest-bearing borrowings	845	616
Bank overdraft	20	159
Other current liabilities	790	858
Taxation payable	125	120
Total equity and liabilities	5,822	5,889
Number of shares in issue at balance sheet date (millions)	226.3	225.9

group cash flow statement

	Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
Operating profit (loss)	59	55	108	67	(109)
Depreciation, fellings and other amortisation	117	125	231	250	490
Other non-cash items (including impairment charges)	(59)	(8)	(100)	(3)	188
Cash generated by operations	117	172	239	314	569
Movement in working capital	(33)	(104)	(113)	(207)	(30)
Net finance costs	(23)	(28)	(68)	(67)	(127)
Taxation paid	(5)	(12)	(12)	(39)	(43)
Dividends paid	(68)	(68)	(68)	(68)	(68)
Cash (utilised in) retained from operating activities	(12)	(40)	(22)	(67)	301
Cash effects of investing activities	(78)	(79)	(152)	(206)	(379)
	(90)	(119)	(174)	(273)	(78)
Cash effects of financing activities	(91)	(3)	3	21	(37)
Net movement in cash and cash equivalents	(181)	(122)	(171)	(252)	(115)

group statement of recognised income and expense

	Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
Pension fund asset not recognised	(2)	–	(4)	–	–
Actuarial losses on pension and other post employment benefit liabilities	–	–	–	–	(62)
Deferred taxation on above items	–	–	1	–	11
Valuation allowance against deferred tax asset on actuarial losses	–	(62)	–	(62)	(62)
Exchange differences on translation of foreign operations	31	(115)	20	64	7
Net income (expense) recorded directly in equity	29	(177)	17	2	(106)
Net income (loss) for the period	9	40	9	22	(184)
Total recognised income (expense) for the period	38	(137)	26	24	(290)

notes to the group results

1. Basis of preparation

   The condensed quarterly financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). Sappi is reporting under IFRS for the first time for the year ending September 2006. The date of first transition to IFRS is October 2004 and comparative results have been restated accordingly. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

   These quarterly results have been prepared in accordance with IAS 34 (Interim financial reporting). The accounting policies used in the preparation of the quarterly results are compliant with IFRS and consistent with those used in the annual financial statements for September 2005, except as disclosed below.

   The preliminary results for the quarter have been reviewed in terms of International Standards on Review Engagements by the group's auditors, Deloitte & Touche. Their unqualified review report includes an emphasis of matter that amendments to the interpretive guidance issued between the date of this announcement and the finalisation of the financial statements for the year ending September 2006, may result in changes to the restatements published. This report is available for inspection at the company's registered offices.

2. Effect of the first time adoption of IFRS

   As discussed in Note 1, the group has adopted International Financial Reporting Standards (IFRS) in preparing their consolidated financial statements for the year ending September 2006. For purposes of these interim financial statements, the group has developed accounting policies based on IFRS issued to date that will be effective at our reporting date of September 2006. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS financial statements. The accounting policies used in these financial statements are subject to change up to the reporting date of our first IFRS financial statements. Management does not believe the final accounting policies will change materially from those utilised in the preparation of the accompanying interim financial statements.

   The following exemptions in accordance with IFRS 1 were considered:

   • Business Combinations – IFRS 3

     The group has elected not to retrospectively apply the requirements of IFRS 3 for Business Combinations that occurred prior to October 2004.

   • Share based payments – IFRS 2

     The group has applied the share based payment exemption therefore IFRS 2 is only applicable to equity instruments granted after 7 November 2002 that were not vested by 1 January 2005. Liabilities arising from cash-settled share-based payments settled after 1 January 2005 are subject to IFRS 2. For instruments vesting on or after 1 January 2005, Sappi has recognised a charge in the income statement and set up a separate category in shareholders' equity for all share options and awards, based on the fair value of the awards as calculated at the grant date.

notes to the group results (continued)

- The effects of changes in foreign exchange rates – IAS 21

  Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is October 2004.

Adjustments on adoption of IFRS

The adoption of IFRS led to changes in the Group's financial position, financial performance and cash flows. The significant differences between previously reported SA GAAP financial statements and IFRS are as follows:

- Employee benefits – IAS 19

  Previously unrecognised actuarial employee benefit losses were recognised at October 2004, resulting in an increase in pension and other post employment benefits liabilities and a corresponding reduction in equity and deferred tax liability. These adjustments also led to a reduction in employee benefit expense in profit for the period. Sappi has elected to adopt the policy of recognising actuarial gains and losses in the period in which they occur. The gains and losses are recognised outside of profit for the period in the statement of recognised income and expense (SORIE). Items processed through SORIE are tax effected through SORIE. Part of the first time adoption of this method of accounting included a historic analysis of all pension fund movements to determine the portion of our deferred tax balances that relate to SORIE.

- Share based payments – IFRS 2

  Sappi has recognised a charge in the income statement and set up a separate category in shareholders' equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share options and grants are reflected in the income statement over the vesting period. This IFRS change had no impact on the comparative total shareholders' equity as a Share Based Payment Reserve is created with the equal and opposite amount included in retained earnings.

- Financial instruments – IAS 39

  A significant portion of our securitised receivables was brought back on balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005. The related expense is no longer reflected in S,G&A but is included under finance costs. This caused an increase in finance costs and decrease in S,G&A of US$15 million for the year ended September 2005 (March 2005: US$9 million).

  Cash flow hedges on inter-company loans, accounted for in equity, no longer qualify for hedge accounting under IAS 39. As a result these instruments are now recognised at fair value through profit and loss.

- The effects of changes in foreign exchange rates – IAS 21

  Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is October 2004. The Foreign Currency Translation Reserve (Non-Distributable Reserve) was transferred to retained earnings. This IFRS change has no impact on total shareholders' equity.

There are no other accounting policy changes relevant to the first time adoption of IFRS.

Reconciliation of previous SA GAAP to IFRS for shareholders' equity

	Reviewed Year ended Sept 2005 US$ million	Reviewed Half-year ended March 2005 US$ million	Reviewed IFRS transition Oct 2004 US$ million
Total equity presented under SA GAAP	1,881	2,151	2,157
Impact on retained earnings:			
Recognition of previously unrecognised actuarial losses – IAS 19	(340)	(289)	(300)
Deferred taxation impact of IAS 19 change	43	42	93
Share based payments – IFRS 2	(20)	(15)	(9)
Release of cash flow hedge reserve – IAS 39	14	9	(2)
Foreign Currency Translation Reserve cleared at October 2004	244	244	244
Share based payment reserve – IFRS 2	20	16	9
Hedging Reserves – IAS 39	(13)	(9)	2
Foreign Currency Translation Reserve	(240)	(250)	(244)
Total equity and reserves presented under IFRS	1,589	1,899	1,950

Reconciliation of previous SA GAAP to IFRS for net (loss) profit

	Reviewed Year ended Sept 2005 US$ million	Reviewed Half-year ended March 2005 US$ million
Net loss under SA GAAP	(213)	(6)
Reduction in expense due to recognition of actuarial gains and losses – IAS 19	23	12
Deferred taxation impact of IAS 19	1	10
Share based payment expense – IFRS 2	(10)	(5)
Gains from cash flow hedges that do not qualify for hedge accounting – IAS 39	22	16
Deferred taxation impact of IAS 39	(7)	(5)
Net (loss) profit under IFRS	(184)	22

IFRS cash flow statement impact

The reduction in employee benefit expense attributed to an increase in operating profit (loss) and a corresponding decrease in non-cash items. Share based payment costs led to a decrease in operating profit and an increase in non-cash items. The recognition of securitised debtors caused the relating costs to be reflected under finance costs instead of included in operating profit.

notes to the group results (continued)

IFRS impact on debt

In accordance with IAS 39 a significant portion of our securitised receivables was brought back on balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005.

	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
3. Reconciliation of movement in shareholders' equity			
Balance – beginning of year as reported	1,881	2,157	2,157
IFRS adoption (refer note 2)	(292)	(207)	(207)
Recognition of previously unrecognised actuarial losses – IAS 19	(340)	(300)	(300)
Deferred taxation impact of IAS 19 change	43	93	93
Translation differences	5	–	–
Balance – beginning of year restated	1,589	1,950	1,950
Total recognised income (expense) for the period	26	24	(290)
Dividends paid	(68)	(68)	(68)
Share buybacks net of transfers to participants of the share purchase trust	(1)	(14)	(14)
Share based payment reserve	4	7	11
Balance – end of period	1,550	1,899	1,589

	Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
4. Operating profit					
Included in operating profit are the following non-cash items:					
Depreciation and amortisation					
Depreciation of property, plant and equipment	98	108	195	216	422
Other amortisation	1	–	1	1	2
	99	108	196	217	424
Impairment of property, plant and equipment	4	1	5	42	233
Impairment of other assets	–	–	–	–	3
Impairment reversal of property, plant and equipment	–	–	–	–	(4)
	103	109	201	259	656
Fair value adjustment gains on plantations (included in cost of sales)					
Changes in volume					
Fellings *	18	17	35	33	66
Growth	(21)	(19)	(35)	(33)	(58)
	(3)	(2)	–	–	8
Changes in fair value	(57)	(1)	(67)	(17)	(60)
	(60)	(3)	(67)	(17)	(52)
The above fair value adjustment gains have been offset by silviculture costs	12	11	22	22	45

* The amount charged against the income statement representing the standing value of plantations harvested.

notes to the group results (continued)

	Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
5. Capital expenditure					
Property, plant and equipment	67	60	139	138	345

				Reviewed March 2006 US$ million	Reviewed Sept 2005 US$ million
6. Capital commitments					
Contracted but not provided				130	115
Approved but not contracted				171	198
				301	313
7. Contingent liabilities					
Guarantees and suretyships				54	86
Other contingent liabilities				11	11

supplemental information

additional information

	Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
1. Net profit (loss) to EBITDA [1] reconciliation					
Net profit (loss)	9	40	9	22	(184)
Net finance costs	31	24	58	45	80
Taxation – current	7	12	15	20	45
– deferred	12	(21)	26	(20)	(50)
Depreciation	98	108	195	216	422
Amortisation (including fellings)	19	17	36	34	68
EBITDA [1] [2]	**176**	**180**	**339**	**317**	**381**

[1] Earnings before interest (net finance costs), tax, depreciation and amortisation.

[2] In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains other income/expenses as part of EBITDA.

We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under IFRS. EBITDA is not a measure of performance under IFRS. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with IFRS. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

supplemental information

	Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
2. Calculation of Headline earnings *					
Net profit (loss)	9	40	9	22	(184)
(Profit) loss on disposal of business and property, plant and equipment	(2)	–	(2)	–	2
Write-off of assets	1	3	2	4	6
Impairment of property, plant and equipment	4	1	5	42	219
Debt restructuring costs	–	–	–	–	2
Headline earnings	12	44	14	68	45
Headline earnings per share					
Headline earnings per share (US cents) *	5	20	6	30	20
Weighted average number of shares in issue (millions)	226.0	225.6	225.9	225.8	225.8
Diluted headline earnings per share (US cents) *	5	19	6	30	20
Weighted average number of shares on fully diluted basis (millions)	227.0	226.8	226.7	227.1	226.7

* Headline earnings disclosure is required by the JSE Limited.

3. exchange rates

	March 2006	Dec 2005	Sept 2005	June 2005	March 2005
Exchange rates:					
Period end rate: US $1 = ZAR	6.1655	6.3275	6.3656	6.7041	6.2059
Average rate for the Quarter: US $1 = ZAR	6.1858	6.4795	6.5289	6.3738	5.9577
Average rate for the YTD: US $1 = ZAR	6.3334	6.4795	6.2418	6.1732	6.0632
Period end rate: EUR 1 = US$	1.2119	1.1843	1.2030	1.2097	1.2982
Average rate for the Quarter: EUR 1 = US$	1.1983	1.1915	1.2139	1.2678	1.3110
Average rate for the YTD: EUR 1 = US$	1.1964	1.1915	1.2659	1.2811	1.2911

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.

supplemental information

regional information

		Quarter ended March 2006 Metric tons (000's)	Quarter ended March 2005 Metric tons (000's)	% change	Half-year ended March 2006 Metric tons (000's)	Half-year ended March 2005 Metric tons (000's)	% change	Year ended Sept 2005 Metric tons (000's)
Sales								
Fine Paper –	North America	365	331	10.3	709	681	4.1	1,433
	Europe	646	601	7.5	1,248	1,216	2.6	2,427
	Southern Africa	79	69	14.5	158	147	7.5	317
	Total	1,090	1,001	8.9	2,115	2,044	3.5	4,177
Forest Products – Pulp and paper	operations	347	389	(10.8)	702	780	(10.0)	1,565
	Forestry operations	372	369	0.8	748	750	(0.3)	1,737
Total		1,809	1,759	2.8	3,565	3,574	(0.3)	7,479

		Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	% change	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	% change	Restated Reviewed Year ended Sept 2005 US$ million
Sales								
Fine Paper –	North America	367	339	8.3	712	696	2.3	1,458
	Europe	569	571	(0.4)	1,089	1,145	(4.9)	2,239
	Southern Africa	82	72	13.9	160	155	3.2	323
	Total	1,018	982	3.7	1,961	1,996	(1.8)	4,020
Forest Products – Pulp and paper	operations	215	230	(6.5)	427	452	(5.5)	908
	Forestry operations	23	18	27.8	43	38	13.2	90
Total		1,256	1,230	2.1	2,431	2,486	(2.2)	5,018

supplemental information

		Reviewed Quarter ended March 2006 US$ million	Restated Reviewed Quarter ended March 2005 US$ million	% change	Reviewed Half-year ended March 2006 US$ million	Restated Reviewed Half-year ended March 2005 US$ million	% change	Restated Reviewed Year ended Sept 2005 US$ million
Operating profit								
Fine Paper –	North America	(10)	1	–	(9)	(12)	25.0	(259)
	Europe	6	23	(73.9)	20	54	(63.0)	84
	Southern Africa	(2)	–	–	(2)	3	–	(11)
	Total	(6)	24	–	9	45	(80.0)	(186)
Forest Products		69	32	115.6	106	25	324.0	83
Corporate		(4)	(1)	(300.0)	(7)	(3)	(133.3)	(6)
Total		59	55	7.3	103	67	61.2	(109)

sappi ordinary shares



ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



this report is available on the Sappi website

www.sappi.com

Transfer secretaries

<table>
<tr><td>South Africa:</td><td>United States
ADR Depository:</td><td>United Kingdom:</td></tr>
<tr><td>Computershare Investor
Services 2004 Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000</td><td>The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836</td><td>Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
BR3 4TU, DX 91750
Beckenham West
Tel +44 (0)208 639 2157</td></tr>
</table>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

SAPPI LIMITED,

by: /s/ D. G. Wilson
Name: D. G. Wilson
Title: Executive Director: Finance